Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545
Davina K. Kaile tel: +1.650.233.4564 dkaile@pillsburylaw.com

VIA EDGAR

June 21, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Jay Ingram, Esq., Legal Branch Chief
Erin Purnell, Esq., Staff Attorney
Martin James, Accounting Branch Chief
Effie Simpson, Staff Accountant

Re:	Rockley Photonics Holdings Limited
Amendment No. 1 to Registration Statement on Form S-4
Filed May 28, 2021
File No. 333-255019

Ladies and Gentlemen:

On behalf of Rockley Photonics Holdings Limited (the “Registrant”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated June 16, 2021 (the “Comment Letter”), relating to the Registrant’s Amendment No. 1 to Registration Statement on Form S-4, filed on May 28, 2021 (the “Original Registration Statement”).

The Registrant is concurrently filing an amended Registration Statement (the “Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter. A copy of the Registration Statement marked to show all changes from the Original Registration Statement is being provided supplementally, via electronic file transfer, with a copy of this letter for the convenience of the Staff.

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The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Amendment No. 1 to Form S-4

What interests do SC Health’s current officers and directors have in the Business Combination, page 21

1.	We note your revisions in response to comment 5. Please add the price that the Sponsor and the directors and officers paid for the ordinary shares and warrants.

Response: The requested disclosure has been added under “Questions and Answers About the Business Combination and the General Meeting – Q: What interests do SC Health’s current officers and directors have in the Business Combination” and under “Risk Factors – Risks Related to SC Health and the Business Combination – Since the Sponsor will lose its entire investment…if SC Heath’s initial business combination is not completed…SC Health’s founders, executive officers and directors have potential conflicts of interest…” to clarify that the Sponsor and the directors and officers of SC Health received the ordinary shares for approximately $.006 per share and the SC Health warrants at a price of $1.00 per warrant (each warrant being exercisable for one Class A ordinary share at $11.50 per share).

Certain Rockley Projected Financial Information, page 142

2.

Refer to the disclosure in the last full paragraph on page 143. Please provide a legal analysis that describes the basis for your apparent belief that you can limit your obligation to update your prospectus in this manner. In particular, these assertions do not appear consistent with the requirements of Item 408 of Regulation C and your proposed use of the prospectus over a period of time in connection with a continuous offering of shares pursuant to the exchange offer.

Response: The Registrant respectfully acknowledges the Staff’s comment and has deleted the referenced paragraph on page 143.

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Unaudited Pro Forma Condensed Combined Statement of Operations, page 182

3.

It appears that the adjustments eliminating the change in fair value of debt instruments on pages 182 and 183 should be cross-referenced to footnote h instead of footnote g. Please revise to correctly cross-reference, or advise us.

Response: The Registrant confirms that the footnote cross-reference was intended to refer to footnote h and has revised the disclosure on pages 182 and 183 accordingly.

Exhibit 23.1, page X-23

4.	Please have WithumSmith+Brown, PC revise its consent to correctly refer to its updated report of May 25, 2021.

Response: The requested correction has been made to Exhibit 23.1 filed with the Registration Statement.

*****

Please contact the undersigned at (650) 233-4564 or dkaile@pillsburylaw.com with any questions regarding the responses to the Staff’s comments or the Registration Statement, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Tom Adams
James Masetti
Carl Marcellino
Elizabeth Todd

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